AFRIORE LIMITED

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

02055157

SUPPL

September 19, 2002

SEC MAIL PROCESSING
RECEIVED
SEP 30 2002
WASH., D.C. 164 SECTION

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C, USA - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4514

Please find attached a copy of a Form 27 (Material Change Report) with respect to a Press Release issued on September 9th, 2002 for your public files.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

AFRIORE LIMITED

Per: J. Allan Ringler

JAR/cd

Encl.

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

AFRIORE LIMITED, 41 Roebuck Street, Bridgetown, Barbados.

Item 2. **Date of Material Change**

September 9th, 2002.

Item 3. **Press Release**

The Press Release was sent on September 9th, 2002 through CCNMatthews – Toronto, Ontario.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached. The Corporation believes the Banankoro Project in Mali is material.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. G. Michael van Aswegen, President, 011-2711-803-5909.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 11th day of September, 2002.

AFRIORE LIMITED

Per: ______________________________
Warren Newfield, Director

E:\afriore\f27-SE02.pdf

AFRIORE
LIMITED

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

PRESS RELEASE

AFRIORE EXPANDS ITS GOLD PORTFOLIO AND ACQUIRES INTERESTS IN TWO NEW GOLD PROJECTS

For Immediate Release: Monday, September 9, 2002

Bridgetown, Barbados (September 9, 2002) – AfriOre Limited (TSX: AFO) ("AfriOre") is pleased to announce that it has concluded two agreements, in which it has the right to earn interests in gold exploration projects in Mali and in South Africa.

BANANKORO PROJECT, MALI

AfriOre International (Barbados) Limited, a wholly-owned subsidiary of AfriOre, has concluded a joint venture agreement with New Gold Mali SA ("NGM"), a subsidiary of Paris-based company Maurel & Prom, whereby AfriOre has the right to earn a 60% interest in NGM's Banankoro gold exploration project near Kangaba in southern Mali. The Mali Government has a statutory right to a 10% carried interest and a subscription right for an additional 10% contributing interest in the project at the exploitation stage. In the event that Government exercises its subscription right, AfriOre has the right to acquire an additional 3.75% interest from NGM under the same terms as the Government, thereby providing for 51% ownership by AfriOre in the project at the mining stage.

AfriOre will manage the project and has the right to earn its 60% interest, either by contributing US$2.5 million to prospecting expenditures or by completing a bankable feasibility study, within four years. Thereafter AfriOre and NGM each have the right to contribute to further expenditure in proportion to their respective interests.

NGM holds rights to an area of some 144 sq. kms at Banankoro through four "permis de recherche" and an "autorisation de prospection". The area, which is underlain by Birrimian lithologies and covered by laterites, has been worked extensively by artisanal miners. Similar rocks are known to host a number of large, economic gold deposits in the region.

NGM has expended some US$3 million on the project between 1999 and 2001. Its extensive exploration program identified several gold targets, delineated mainly by geochemical surveys. The main focus to date has been on the Bagama target, where a total of 25 reverse circulation and 14 diamond drill holes identified at least four sub-parallel gold-bearing zones. These dip at

60 to 70 degrees and extend from surface to a drilled depth of 120 metres over a strike length of 700 metres.

NGM further reports the discovery of a high-grade zone in one of the four zones at Bagama. This discovery occurs in the transition zone and fresh rock, below the saprolite, and is up to eight metres wide and extends fom depths of 70 metres to 120 metres over a strike distance of some 200 metres. Results fom the six diamond drill boreholes in this zone, which is open ended at depth and along strike, are as follows:

HOLE No	DEPTH (m)	INTERVAL (m)	GRADE Au g/t
S2	108 - 113	5.00	0.65
S3	121 - 122	1.00	34.70
S11	86 - 91	5.00	27.40
S12	89 - 92	3.00	420.72
S13	83 - 91	8.00	14.66
S14	115 - 120	5.00	30.00

The drill samples were assayed by Abilabs and SGS Mali.

Elsewhere on the Banankoro project, NGM has confirmed the existence of two other prominent gold geochemical anomalies within a linear zone of elevated gold values in the laterite. These targets are at present untested by drilling.

AfriOre believes that this project offers the Company the opportunity to participate in the development of a possible high-grade gold project in Mali, which is one of the more prospective areas for gold in Africa. AfriOre will continue with its assessment and examination of the data on Bagama and the other untested gold targets. Initial investigations will focus on the existing positive results, leading to follow-up drilling, with the specific aim of delineating any extensions to the known mineralization at Bagama.

AfriOre is delighted to have concluded the agreement with NGM, which presents the Company the opportunity to work with NGM's management in Mali and further develop AfriOre's gold portfolio.

DWAALBOOM PROJECT, SOUTH AFRICA

Burchell Gold (Pty) Ltd, a wholly owned subsidiary company of AfriOre Limited, has concluded a joint venture agreement with African Pioneer Mining (Pty) Ltd ("APM") of South Africa, whereby AfriOre may earn an interest in APM's advanced stage Dwaalboom gold project in the North-West Province of South Africa.

In terms of the agreement, AfriOre will manage the project and may earn a 51% interest in the 5,270 hectare (13,022 acre) project, by either contributing expenditure of South African Rand ("R") 4.5 million ($0.7 million) or by completing a bankable feasibility study, within two years. AfriOre may further elect, upon earning 51%, to pay to APM R3.8 million ($0.6 million) to acquire an additional 19% (total 70%) interest in the project.

APM holds the rights to the Dwaalboom project through a notarial mineral lease, which was initially granted to Anglo American Corporation ("Anglo") and later ceded to APM in 1998.

The gold mineralization at Dwaalboom is developed within a carbonate and sulfide stockwork, close to the shale and dolomite contact in the Transvaal Supergroup. The zone is defined by a semi-continuous gold and arsenic anomaly detected in soil sampling surveys over a five kilometre strike length.

Most of the prospecting to date has focused on one zone in which 616 reverse circulation and 19 diamond drill holes total 22,000 metres of drilling. Anglo, in an internal study, reported that the drilling delineated 20.1 million tonnes of mineralization at a grade of 1.1g/t Au in a 14 to 25 metre wide zone, which is developed at surface and dips at five degrees. Anglo further reported that they extracted 25,000 tonnes of mineralized material in a trial mining operation, from which an average gold grade of 1.89 g/t was recorded.

The width and configuration of the mineralized zone should render the project amenable to low, open pit mining costs. Reports on the initial carbon-in-leach metallurgical test work by Anglo indicated gold recoveries of between 87% and 92%.

AfriOre intends to verify previous exploration results where appropriate and commence with upgrading of the Anglo study, to determine the economic viability of the project. In particular, AfriOre will assess the possibility of delineating a higher-grade resource within the core areas of mineralization and investigate the possible extension of the known mineralized zone.

Dwaalboom provides AfriOre with leverage to any future rise in the gold price. Subject to positive feasibility studies, it may also support gold production in the near term on any higher-grade core areas identified. The project will benefit from AfriOre's local management and operational presence as well as relatively low costs for such projects within southern Africa.

AfriOre is also very pleased to have concluded this agreement with APM, one of South Africa's leading empowerment-mining companies, and looks forward to working with the management of APM in the further development of the Dwaalboom project.

These two projects represent important additions to AfriOre's developing gold portfolio. While Banankoro represents an earlier stage high-grade gold exploration project, Dwaalboom is an advanced-stage project with its value leveraged to a rising gold price. These projects will complement AfriOre's existing Witwatersrand-type FSC project in South Africa and the Ndori exploration project in Kenya.

OTHER GOLD INITIATIVES

AfriOre is finalizing a definitive agreement as stated in its previously announced memorandum of understanding with a South African mining company in respect of its gold exploration project (refer to press release May 7, 2002). The Company is also continuing with negotiations and

applications for mineral rights which could lead to acquisition of interests in other gold projects and selected areas with the potential to host economic gold mineralization.

AfriOre is listed in Standard & Poor's Corporation Records SEC 12g 3-2(b) exemption 82-4514.

For further information, please contact:

Paul Parisotto	Tel: 416-369-9333 Email: info@afriore.com	Fax: 416-628-5413 Web site: www.afriore.com
Marie LeFrancois Tau Capital Corp.	Tel: 416-361-9636 Email: marie@taucapital.com	Fax: 416-361-0330

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This document may contain or refer to forward looking information, including reserve and resource estimates, estimates of future production, exploration and mine development, unit costs, costs of capital projects and timing of commencement of operations and estimates of market conditions, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.